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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557




                              PHARMACIA CORPORATION
                                  MERGER PROXY
                          QUESTION AND ANSWER DOCUMENT

                              NOT FOR DISTRIBUTION
                    TO BE USED ONLY IN RESPONSE TO QUESTIONS

                                  EXTERNAL Q&A

TRANSACTION-RELATED QUESTIONS

Q1 WHY IS THIS GOOD FOR PHARMACIA & UPJOHN AND MONSANTO? WHY ARE THEY BETTER TOGETHER THAN AS STAND-ALONE COMPANIES, OR WITH OTHER POSSIBLE PARTNERS?

A1 We believe that the combination of the two would create a company that could operate even more successfully in today's competitive environment, take fuller advantage of its opportunities, do it faster than either could separately, and deliver increased value. In short, this is a merger to create growth and capture the opportunities available in today's competitive environment.

Q2 WHAT STRENGTHS DO EACH COMPANY BRING TO THE TABLE THAT ENHANCES THE VALUE OF THE COMBINED ORGANIZATION?

A2 Both companies are committed to innovative science, to developing and marketing great products and to a philosophy of growth and leadership. Both have been successful and have built a solid set of core businesses that have created significant growth and funded research and other growth investments. And each brings experience, world-class management teams, innovative marketing organizations and great products to the new company. Together, we're committed to bringing our science and technology to global markets more rapidly in major new products that provide excellent value and long-term growth.


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Q3 WHAT WILL THE NEW COMPANY BE CALLED?

A3 "Pharmacia Corporation" has been selected as the name of the new company created by the merger of Monsanto and Pharmacia & Upjohn. Pharmacia Corporation captures the focus of the new organization as a fast-growing core pharmaceuticals business in the top-tier of the industry. We have chosen a name with power and global relevance. This name will create a strong new identity for our 60,000 employees and will build value with our customers worldwide. The combined company will have an autonomous agricultural subsidiary, which will retain the name Monsanto. The Searle, Upjohn, and Pharmacia names will be used to designate sales divisions in the new company in order to maximize the strong, existing customer awareness and relationships associated with these businesses.

Q4       WHERE WILL THE NEW COMPANY BE HEADQUARTERED?

A4 The new company will have several key locations. Corporate and pharmaceutical headquarters will be located in Peapack, New Jersey. The company's agricultural business will be headquartered in St. Louis.

Q5 YOU'VE SAID THAT THE COMBINED COMPANY EXPECTS TO ACHIEVE ANNUAL SYNERGIES OF $600 MILLION. WHAT'S THE NATURE OF THESE SYNERGIES?

A5 These synergies will consist of cost avoidance and elimination of duplication. (Guidance: This does not include any top-line synergies, such as enhanced revenue as a result of having a greater sales force presence.)

Q6       WHAT RISKS ARE INVOLVED WITH THIS MERGER?

A6 In order to provide guidance to our shareowners, several risk factors related to the combined company's financial condition, results of operations, and business after the merger are outlined in the proxy.

Q7       WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A7 We expect to complete the merger during the second quarter of 2000. We will work toward completing the merger as quickly as practicable. In addition to stockholder approvals, we must work to obtain regulatory approvals.

Q8       WHEN WILL THE P&U TICKER SYMBOL BE DELISTED?

A8       On the day the merger closes or the following day.


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Q9       WILL SHARES OF THE NEW COMPANY BE LISTED ON THE STOCKHOLM STOCK
         EXCHANGE?

A9 Pharmacia Corporation shares will be listed on the New York Stock Exchange. Monsanto and Pharmacia & Upjohn have agreed to use their reasonable best efforts to have the new company's common stock listed on the Stockholm Stock Exchange.

Q10 WHAT WILL BE THE NUMBER OF SHARES OUTSTANDING OF THE NEW COMPANY BE AT THE TIME OF THE MERGER?

A10 We can't project the exact amount at this point. As of January 26, 2000, Pharmacia & Upjohn had 520 million common shares outstanding and Monsanto had 637 million shares outstanding.

Q11      WHAT WILL BE THE PRICE OF THE SHARES IN THE NEW COMPANY?

A11 The opening price on the day of the merger will be determined by the market at the time of the merger.

Q12 DO YOU EXPECT THE STOCK PRICE AND P/E RATIO OF THE NEW COMPANY TO BE LESS THAN MONSANTO'S OR PHARMACIA & UPJOHN'S ONCE THE MERGER IS COMPLETE?

A12 Just as we can't predict the market's immediate reaction, neither can we predict the stock price or the P/E ratio of the new company following the merger.

Q13 WHAT'S THE EXPECTED 2000 EPS FOR THE COMBINED COMPANY AND, ASSUMING THE MERGER IS COMPLETE BY THE END OF 2000, WHAT ARE THE 2001 EPS ESTIMATE FOR THE NEW COMPANY?

A13 As previously announced, the estimated EPS for 2000 will be in the range of $1.55 to $1.62. After 2000, annual EPS growth of more than 20% is expected. Such estimates are subject to many uncertainties. Forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results.

Q14      WHAT WILL THE MERGER DO TO YOUR FINANCIAL RATIOS?

A14 As an all-stock deal, the transaction will create no additional debt. Combined, our pro forma net debt to capitalization ratio (as of Sept. 30, 1999) would have been roughly 40 percent. The combined enterprise will have substantial financial capacity for future growth.

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Q15      HOW DO YOU EXPECT RATING AGENCIES TO REACT?

A15 As an all-stock deal, the transaction creates no additional debt, while creating new strengths, new revenue opportunities and new cost-reduction and cost-avoidance opportunities. We will be discussing these factors with our rating agencies.

Q16 WHAT IS THE ESTIMATED PRETAX CHARGE THAT THE NEW COMPANY WILL TAKE ONCE THE MERGER IS CLOSED TO ACCOMMODATE THE ANTICIPATED EMPLOYMENT REDUCTION/SEVERANCE PACKAGES?

A16 With the best information available to us today, we estimate taking merger and restructuring related charges of $500-$800 million to cover the costs associated with the elimination and consolidation of duplicate facilities, employee severance and other costs resulting from the merger. The exact timing, nature and amount of these transition costs are subject to change; however, it's expected that the majority of the transition costs will be recorded at the close of the merger, with the remaining costs to be incurred over a three year period following the close of the merger.

Q17 WHAT ABOUT THE AG BUSINESS - HOW DO YOU EXPECT RATING AGENCIES TO REACT TO AN INDEPENDENTLY MANAGED AG BUSINESS DOWN THE ROAD?

A17 It's our intention to establish a capital structure for the Ag business that provides for a strong financial position.

Q18 IF THE STOCK OF MONSANTO OR PHARMACIA & UPJOHN MOVES SIGNIFICANTLY UP OR DOWN BETWEEN NOW AND CLOSING, HOW WILL THAT AFFECT THE TRANSACTION, AND THE RESPECTIVE STAKES OF MONSANTO AND PHARMACIA & UPJOHN SHAREOWNERS IN THE NEW COMPANY?

A18 The exchange ratio is fixed and will not fluctuate with market volatility. We believe this is the most appropriate structure for a merger of this type.

Q19      WHAT WILL THE COMBINED DEBT LEVEL BE?

A19 Based on Sept. 30, 1999, financial information, it is less than $7 billion (net of cash). The debt position of the combined company, however, would decline substantially with the completion of the planned divestitures and, potentially, the Ag IPO.

Q20      WHAT IS THE EXCHANGE RATIO FOR THE TRANSACTION?

A20 Monsanto shareholders will retain their existing shares and Pharmacia & Upjohn shares will be exchanged for 1.19 shares of the combined company. Based on this ratio, Monsanto's shareowners would own

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         approximately 51 percent of new company; Pharmacia & Upjohn, 49 percent.

Q21 THE PROXY STATES THAT EITHER PHARMACIA & UPJOHN OR MONSANTO CAN TERMINATE THE AGREEMENT IF, AMONG OTHER SCENARIOS, EITHER COMPANY APPROVES OR RECOMMENDS A SUPERIOR PROPOSAL BY A THIRD PARTY OR DETERMINES THAT A SUPERIOR PROPOSAL HAS BEEN MADE BY A THIRD PARTY. DO YOU EXPECT ANOTHER COMPANY TO OFFER SUCH A SUPERIOR PROPOSAL?

A21 We cannot speculate on the actions of other companies. Both companies continue to work toward completing the merger as quickly as practicable. The merger process is moving ahead as both companies have expected.

Q22 UNDER THE TERMS OF THE MERGER AGREEMENT, WHAT HAPPENS IF THE MERGER ISN'T COMPLETED BY DECEMBER 31, 2000?

A22 The merger then can be terminated by either party. However, a party cannot terminate if it was the party responsible for the delay.

Q23      ARE THERE TERMINATION FEES?

A23 Either Pharmacia & Upjohn or Monsanto will be required to pay the other a fee of $575 million (less any termination fee previously paid) if it terminates the merger agreement under conditions detailed in the proxy. Either Pharmacia or Monsanto will be required to pay the other a fee of $250 million if the merger agreement is terminated as a result of its Board of directors adversely changing its recommendation of the merger. If shareholders of one of the companies simply vote down the merger because they do not like the deal, no break-up fee is payable. Monsanto and Pharmacia & Upjohn also entered into reciprocal stock option agreements that could permit either party to receive as a result of both the receipt of a termination fee and the exercise of the option a total of $635 million.


MERGER VOTE QUESTIONS

Q1       WILL MONSANTO SHAREOWNERS RECEIVE ANY SHARES AS A RESULT OF THE MERGER?

A1 No. Monsanto shareowners will continue to hold the Monsanto shares they currently own. After the merger, these shares will automatically represent shares of the new company.

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Q2       WHY WILL MONSANTO'S SHAREOWNERS RETAIN THEIR STOCK CERTIFICATES? IF
         YOU'RE REALLY CREATING A NEW COMPANY HERE, WHY NOT HAVE MONSANTO STOCK CERTIFICATES TURNED IN FOR THE NEW COMPANY'S STOCK CERTIFICATES?

A2 Since the majority (51 percent) of shares in the new company will initially be held by current Monsanto shareowners, it was determined not to go to the added expense of transferring these shares to certificates for stock in the new company. However, as shares are issued in the new company, the stock certificates will bear the new company's name.

Q3       DOES THIS DEAL CONSTITUTE A CHANGE OF CONTROL FOR EITHER COMPANY?

A3 For the purpose of certain Monsanto and Pharmacia & Upjohn employees - yes; for the purpose of Delaware law - no. This transaction is structured as a merger of equals.

Q4 HOW MANY MONSANTO SHAREOWNER VOTES ARE NECESSARY TO APPROVE THE CHARTER AMENDMENTS AND THE ISSUANCE OF SHARES AND OTHER PROPOSALS IN THE MERGER WITH PHARMACIA & UPJOHN? WHAT IS THE LIKELIHOOD OF MONSANTO SHAREOWNERS NOT APPROVING THE ISSUANCE OF SHARES IN THE MERGER?

A4 A simple majority of Monsanto's outstanding shares is necessary to approve the charter amendments and a majority of Monsanto's shares present or represented by proxy at the meeting is necessary to approve the issuance of shares in the merger. While we can't predict how shareowners may vote on the merger, we believe the merger will be positive for the shareowners of both companies given the enhanced growth opportunities and the enhanced ability to compete in the global pharmaceutical and agricultural marketplace this combination will create.

Q5 HOW MANY PHARMACIA & UPJOHN SHAREOWNER VOTES ARE NECESSARY TO APPROVE THE MERGER?

A5 Approval of the merger by Pharmacia & Upjohn shareowners requires the affirmative vote of a majority of the votes entitled to be cast by holders of outstanding Pharmacia & Upjohn common stock and Pharmacia & Upjohn convertible preferred stock voting as a single class.

Q6       WHAT HAPPENS IF THE SHAREOWNERS DON'T APPROVE THE MERGER?

A6 The merger cannot be completed without approval by both Monsanto and Pharmacia & Upjohn shareowners. While we can't predict how shareowners may vote on the merger, we believe the merger will be positive for the shareowners of both companies given the enhanced growth opportunities this combination will create.

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MANAGEMENT AND COMPENSATION QUESTIONS

Q1       WHO WILL MANAGE THE NEW COMPANY?

A1 Upon the closing of the merger, Robert B. Shapiro will be the non-executive chairman and Fred Hassan will be the president and chief executive officer. Eighteen months after the merger occurs, Fred Hassan will become the Chairman and CEO of the Pharmacia Corporation unless otherwise determined at that time by the affirmative vote of 80 percent of the board of directors. The exact organizational structure will be determined in the coming weeks. However, the two key businesses are pharmaceuticals and agriculture. Key appointments to date include Richard U. De Schutter as senior executive vice president; Christopher Coughlin as executive vice president and chief financial officer; and Philip Needleman, Ph.D., as chief scientific officer. Hendrik A. Verfaillie has been named the CEO of the agricultural business.

Q2 HOW WILL MR. HASSAN AND MR. SHAPIRO'S COMPENSATION BE STRUCTURED FOR THE NEW COMPANY?

A2 Mr. Hassan's compensation will consist, at a minimum, of a base salary of $1,200,000 per year, and a bonus of up to 100 percent of his salary depending on achievement of performance-based goals. Mr. Hassan's agreement also provides for welfare benefits, participation in company retirement and incentive plans, and his use of company-provided transportation for security reasons.

         Mr. Shapiro's agreement includes annual compensation of $50,000 per year for his service as chairman, in addition to regular board fees and $480,000 per year for his services as a senior adviser to Pharmacia Corporation through December 31, 2003. Also during the term of the agreement, Mr. Shapiro will receive welfare benefits, secretarial services and security services, including company-provided transportation.

BOARD-RELATED QUESTIONS

Q1 THE PROXY STATES THAT THE PHARMACIA BOARD WILL CONTAIN TEN INDIVIDUALS DESIGNATED BY MONSANTO AND TEN INDIVIDUALS DESIGNATED BY PHARMACIA & UPJOHN. WHO ARE THE TEN PHARMACIA & UPJOHN MEMBERS AND WHY WERE THEY SELECTED?

A1 The Pharmacia & Upjohn designees will be drawn from their current directors, but the specific individuals have not been announced.

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Q2       TWENTY BOARD MEMBERS SEEM EXCESSIVE. WOULDN'T A SMALLER BOARD - AND
         PERHAPS ONE WITH FEWER INSIDERS BE MORE APPROPRIATE FOR THE NEW
         COMPANY?

A2 In creating a merger of equals, Pharmacia & Upjohn and Monsanto agreed to have equal representation on the new company's board of directors. Both companies have a good mix of people with a range of expertise on their individual boards

Q3       HOW WILL THE BOARD OF DIRECTORS FOR THE NEW COMPANY BE COMPENSATED?

A3 Directors who are employees of the company will not receive compensation for their service on the board. The specific terms of compensation to be paid to non-employee directors of the new company have not yet been determined.

STOCK QUESTIONS

Q1 WHY HAS THE GAP IN THE STOCK PRICES BETWEEN THE TWO COMPANIES BEEN WIDENING WHEN IT SHOULD BE TRADING CLOSE TO THE EXCHANGE RATIO BETWEEN THE TWO COMPANIES?

A1       It is company policy not to speculate on the gap in stock prices.

Q2       WHAT HAPPENS TO MY FUTURE DIVIDENDS?

A2 Pharmacia & Upjohn current quarterly dividend is $0.27 per share of Pharmacia & Upjohn common stock, or $1.08 per share on an annual basis. Monsanto's current quarterly dividend is $.03 per share of Monsanto common stock, or $0.12 per share on an annual basis. The combined company's dividend policy will be set by its board of directors. One alternative that the combined company's board of directors could pursue is to set an initial dividend rate approximately equal to the average of Monsanto's and Pharmacia & Upjohn's current dividend rates, so that the aggregate amount of dividends paid by the combined company is approximately the same as the aggregate amount of dividends paid by Monsanto and Pharmacia & Upjohn. The amount of dividends will depend on a number of factors, including the combined company's financial condition, capital requirements, results of operations, future business prospects and other factors that the company's board of directors may deem relevant.

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Q3       WILL I RECEIVE CASH OR STOCK CERTIFICATES FOR FRACTIONAL SHARES?

A3 Pharmacia & Upjohn shareowners will receive a cash payment for the value of fractional shares.

Q4       WHAT ARE THE TAX CONSEQUENCES OF THE MERGER TO SHAREOWNERS?

A4 The merger generally will be tax-free for U.S. federal income tax purposes for Pharmacia & Upjohn or Monsanto shareowners, except in those cases where Pharmacia & Upjohn shareowners receive cash in lieu of fractional shares of stock. Those cash proceeds, which will be negligible, will be taxable.

Q5       WILL THE MERGER BE TAX-FREE TO SHAREOWNERS LIVING OUTSIDE THE UNITED
         STATES?

A5 In some countries, the merger may trigger a taxable event for shareowners.

Q6 WHAT WILL PHARMACIA & UPJOHN SHAREOWNERS' TAX BASIS BE IN THE NEW COMPANY COMMON STOCK THEY'LL RECEIVE IN THE MERGER?

A6 For Pharmacia & Upjohn shareowners, the tax basis in your total shares of the new company's common stock will equal your current tax basis in your Pharmacia & Upjohn common stock reduced by any cash amount you would receive in lieu of fractional shares of stock.

PROXY VOTING QUESTIONS

Q1 AS A SHAREOWNER, WHAT DO I NEED TO DO NOW?

A1 Each company filed preliminary proxy material on January 28, 2000, which may be subject to SEC review. There is nothing you need to do until each company sends shareowners final proxy materials, including proxy cards, for the special meetings of shareowners.

Q2 SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A2 No. After the merger is completed, we will send Pharmacia & Upjohn shareowners written instructions for exchanging their share certificates. Monsanto stockholders will keep their existing certificates.

Q3 WORD IS THAT MONSANTO'S MERGER WITH AHP FAILED DUE TO A CLASH IN CORPORATE CULTURES AND TOP MANAGEMENT. WHY DON'T YOU THINK THIS WILL HAPPEN WITH THIS MERGER?

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A3       Both companies are committed to completing this merger. The integration process is underway and going well.

Q4 HAVE MONSANTO AND PHARMACIA & UPJOHN FILED THE INITIAL NECESSARY NOTIFICATIONS TO FEDERAL AUTHORITIES FOR THE MERGER? IF SO, WHEN?

A4 Monsanto and Pharmacia & Upjohn each filed the required notification and report forms with the Antitrust Division of the U.S. Department of Justice (DOJ) and the Federal Trade Commission (FTC) on Jan. 19, 2000

Q5 WHICH GOVERNMENT AGENCY IS REVIEWING THE MERGER FROM AN ANTITRUST PERSPECTIVE - THE DOJ OR THE FTC?

A5       The FTC is reviewing the merger.

Q6 WILL PHARMACIA CORPORATION BE REQUIRED TO DIVEST CERTAIN ASSETS IN ORDER TO GAIN REGULATORY APPROVAL?

A6 We believe that, in great measure, these two companies have products and assets that complement each other. We're confident we will obtain all required clearances.

Q7 HOW DOES THE MERGER AGREEMENT AFFECT THE PLANNED DIVESTITURES OF MONSANTO'S SWEETENERS AND BIOGUM BUSINESS?

A7 The sweeteners and biogums business divestitures continue to move ahead. The merger agreement does not preclude Monsanto from completing these transactions.

MERGER APPROVAL

Q1 WHAT OTHER APPROVALS ARE NECESSARY BEFORE PHARMACIA & UPJOHN AND MONSANTO CAN PROCEED WITH THE MERGER?

A1 In addition to satisfying the requests of the FTC and the required shareowner approvals, the merger is subject to European regulations, including approval of the European Commission and review and approval of regulatory bodies in other (non-EU) European countries.

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Q2       WHEN WILL THE MERGER RECEIVE EUROPEAN COMMUNITY APPROVAL?

A2 We have informally notified the European Commission of the merger, and expect to make the required formal pre-merger filing in February 2000.

Q3 DO YOU ANTICIPATE DIFFICULTY WITH REGULATORY APPROVALS IN THE UNITED STATES, EUROPE OR OTHER FOREIGN COUNTRIES?

A3 No. We see no issues that are reasonably likely to delay the completion of this transaction.

LEGAL QUESTIONS

Q1       WHAT LAW FIRMS ADVISED?  WHAT INVESTMENT BANKERS?

A1 Monsanto was advised by (legal) Wachtell, Lipton, Rosen & Katz; and by (investment bankers) Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated. Pharmacia & Upjohn was advised by Sullivan & Cromwell (Corporate legal) Davis Polk & Wardwell (Tax and Antitrust legal); and by (investment bankers) JP Morgan Securities and Bear, Stearns & Co. Inc.

Q2       WHAT WILL THE ACCOUNTING TREATMENT BE FOR THE NEW COMPANY?

A2 We expect the merger to qualify as a pooling of interests, which means that we will treat our companies as if they had always been combined for accounting and financial reporting purposes. However, completion of the merger is not conditioned on the merger qualifying as a pooling of interests for financial accounting purposes.

Q3 WILL A POOLING TRANSACTION OF THIS MAGNITUDE AFFECT THE COMBINED COMPANY'S ABILITY TO PURSUE FUTURE ACQUISITIONS? HOW WILL IT AFFECT OTHER DEALS CURRENTLY UNDER WAY?

A3 We can't project how future transactions might be handled. However, we've carefully studied the pooling option and believe it is the appropriate accounting treatment for this transaction. We don't expect that this treatment will effect any transactions currently in progress.

Q4 DOES EITHER COMPANY HAVE A SHARE REPURCHASE PROGRAM IN EFFECT, AND IF SO WILL THE POOLING NATURE OF THE TRANSACTION AFFECT THAT OR FUTURE REPURCHASE PROGRAMS?

A4       Neither company has a share repurchase program now in effect.

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Q5       ARE THERE ANY OUTSTANDING SHAREOWNER LITIGATION ISSUES SPECIFICALLY
         RELATED TO THE MERGER? IF SO, WHAT'S THE STATUS?

A5       No.

Q6 ARE THERE ANY OTHER LITIGATION ISSUES OUTSTANDING WHICH COULD BE AFFECTED BY THE MERGER?

A6       No pending litigation will be affected by the merger.

Q7 THE PROXY SAYS THAT THE NEW COMPANY ANTICIPATES SIGNIFICANT EXPENSES AND RESTRUCTURING CHARGES ASSOCIATED WITH THE MERGER. ISN'T A SIZABLE PORTION OF THIS RELATED TO STOCK COMPENSATION FOR MONSANTO EMPLOYEES? WHY SHOULD THE SHAREOWNERS OF MONSANTO AND PHARMACIA & UPJOHN BEAR THE COST OF THESE WINDFALLS?

A7 Monsanto's change of control provisions are consistent with competitive practice and are designed to enable the company to attract and retain the best executive talent even during time of uncertainty created by possible mergers.

Q8 WHAT IS THE ESTIMATED PRETAX CHARGE THAT THE NEW COMPANY WILL TAKE ONCE THE MERGER IS CLOSED TO ACCOMMODATE THE ANTICIPATED EMPLOYMENT REDUCTION/SEVERANCE PACKAGES?

A8 With the best information available to us today, we expect to incur pre-tax charges to operations, currently estimated to be between $500 and $800 million, to reflect costs associated with combining the operations of the two companies. These costs will be recorded subsequent to consummation of the merger. These amounts are preliminary estimates and are therefore subject to change. Additional unanticipated expenses may be incurred in the integration of our business.

AGRICULTURE IPO

Q1       CAN YOU EXPLAIN THE PROPOSED IPO OF THE AG BUSINESS?

A1 An initial public offering of up to 19.9 percent of the ag business will be sought as soon as feasible following closing of the Pharmacia & Upjohn/Monsanto merger. By making an initial public offering for a portion of the Ag business, we can highlight the value inherent in this leading agricultural enterprise, and improve the financial capacity and flexibility of the Ag businesses while enhancing both groups' abilities to pursue future growth opportunities.

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Q2       DOES THIS MEAN THAT THE NEW COMPANY IS NOT COMMITTED TO THE AG
         BUSINESS?

A2 Monsanto's agricultural business continues to perform well, especially in a difficult Ag economy. It has a strong portfolio of agricultural crop protection, seed and biotechnology assets that are important today and well positioned to compete in an industry that is rapidly changing.

Q3       HOW WILL THE PROCEEDS OF THE IPO BE USED?

A3 The proceeds of the Ag business IPO will be used to finance working capital and pay down debt of the Ag business and to strengthen the Ag business' financial structure.

Q4       HOW WAS THE 'UP TO 19.9 PERCENT' DETERMINED FOR THE AG IPO?

A4 The percentage of the company to be made available through an IPO was determined based on the desired financial structure of the Ag company.

Q5 IS THERE AN EXPECTATION THAT THE AG BUSINESS WILL BECOME AN ENTITY COMPLETELY SEPARATED FROM THE NEW COMPANY'S PHARMACEUTICAL BUSINESS?

A5 The Ag company will be a separately managed enterprise with a separate board of directors. The structure, with an IPO for a portion of the Ag business, maximizes the potential value that business can create.

Q6       WHO WILL COMPRISE THE AG BUSINESS' BOARD OF DIRECTORS?

A6       To be determined.

Q7       WHAT DEBT LEVELS WILL THE AG BUSINESS ASSUME?

A7 This has not been determined. This will be part of the process of determining how the Ag IPO will roll out.
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This document contains certain forward-looking statements, including, among other things, statements regarding each company's results of operations and expected closing date of the merger. These forward-looking statements are based on current expectations, but actual results may differ materially from anticipated future events or results. Certain factors which could cause each company's individual and the combined company's actual results to differ materially from expected and historical results are described in Monsanto's and Pharmacia & Upjohn's periodic reports filed with the Securities and Exchange Commission, including Monsanto's and Pharmacia & Upjohn's 1998 annual reports, on Forms 10-K and Exhibits 99 thereto, respectively.

The forward-looking information included in this document filed pursuant to Rule 425 under the Securities Act of 1933 filed on January 31, 2000, is based on information prepared by the managements of Monsanto and Pharmacia & Upjohn, adjusted to give effect to the merger. The forward-looking information is not intended to comply with the presentation and disclosure guidelines for prospective financial information of the Securities and Exchange Commission or the American Institute of Certified Public Accountants.

The forward-looking information included in this document filed pursuant to Rule 425 under the Securities Act of 1933 filed on January 31, 2000, has been prepared by, and is the responsibility of the managements of Monsanto and Pharmacia & Upjohn. Deloitte & Touche LLP and PricewaterhouseCoopers LLP have not examined, compiled or performed any procedures with respect to the forward-looking information and, accordingly, Deloitte & Touche LLP and PricewaterhouseCoopers LLP do not express an opinion or any other form of assurance with respect thereto and disclaim any association with, the forward-looking information.

Monsanto and Pharmacia & Upjohn have filed a preliminary joint proxy statement and prospectus with the United States Securities and Exchange Commission (the "SEC"). In addition, Monsanto and Pharmacia & Upjohn will be filing a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (886) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Monsanto, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Monsanto stockholders in favor of the merger. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Monsanto with the SEC on January 25, 2000.

Pharmacia & Upjohn, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Information concerning the participants in the solicitation is included in filings under Rule 425 made by Pharmacia & Upjohn with the SEC on January 27, 2000.